Exhibit 4.29

EXECUTION VERSION

AGREEMENT REGARDING VESSEL OPPORTUNITIES

This Agreement Regarding Vessel Opportunities (this "Agreement") is made effective as of March 25, 2010 among: (a) Euroseas Ltd., a Marshall Islands company ("Euroseas"); Eurobulk Ltd., a Liberian company ("Eurobulk"); Eurochart S.A., a Liberian corporation ("Eurochart"); Aristides J. Pittas, an individual residing in Greece ("Pittas" and together with Euroseas, Eurobulk and Eurochart, the "Grantors"); and (b) Euromar LLC, a Marshall Islands company (the "Company").

BACKGROUND

The Grantors wish to facilitate a joint venture (the "Joint Venture") to be entered into by and among Euroseas; All Seas Investors I Ltd., a Cayman exempted company ("All Seas I"), All Seas Investors II Ltd., a Cayman exempted company ("All Seas II"), All Seas Investors III LP, a Cayman Islands exempted limited partnership ("All Seas III", and collectively with All Seas I and All Seas II, "All Seas" and each individually a "All Seas Member"); and Paros Ltd., a Cayman Islands exempted limited duration company ("Paros").  Pursuant to the Company's limited liability company agreement, as amended from time to time (the "Operating Agreement"), each of Paros, the All Seas Members and Euroseas shall be the initial members of the Company.  In connection with the Joint Venture and subject to the terms and conditions set forth herein, each of the Grantors and the Company desire to set forth their agreement relating to how they will handle certain vessel acquisitions, vessel dispositions and vessel chartering opportunities (other than with respect to transactions Eurochart performs for parties not affiliated with any of the Grantors).  All capitalized terms used herein and not otherwise defined herein shall have the respective meanings provided therefor in the Operating Agreement.

AGREEMENT

In order to induce Paros and the All Seas Members to enter into the Joint Venture, the Grantors and the Company agree to the following:

1.           Non-Compete.  From the date hereof and until the earlier to occur of (a) the date that neither Euroseas nor any of its Affiliates is a member of the Company or the holder of any Options (as defined in the Operating Agreement) and (b) the expiration of the Commitment Period (in either case, the "Non-Compete Period"), except as set forth in this Agreement, the Grantors and each of their respective Affiliates shall not establish a Similar Joint Venture (as hereinafter defined).  For purposes of this Agreement, a "Similar Joint Venture" means a venture with committed funds of the Grantors and one or more other persons or entities intended to be invested in the same business as the Company and that might be in direct competition with the Company (a "Competing Activity").  Nothing contained herein shall restrict Euroseas from engaging in any securities offerings, mergers, acquisitions or similar transactions that are not Similar Ventures or otherwise pursuing identified opportunities that have been rejected by the Company; provided, that, (y) in no event shall the Grantors enter into any arrangement with any private investment funds, including private equity funds or "hedge" funds, during the Commitment Period without the prior written consent of the All Seas Members and Paros, and (z) if the Grantors acquire, directly or indirectly, six (6) or more Vessels that have been offered to and rejected by the Company during the Commitment Period (each, a "Rejected Vessel"), then either of All Seas and Paros may, for a period of sixty (60) days following the Grantors' execution of a memorandum of understanding with respect to such sixth (6th) Rejected Vessel, and then again for a period of thirty (30) days following each of the Grantors' subsequent Rejected Vessel acquisitions, either (i) accelerate all, but not less than all, of its respective Conversion Right in accordance with Section 8.5 of the Operating Agreement, or (ii) upon the vote, written consent or approval of a Qualified Majority of the Board of Managers, cause a dissolution of the Company in accordance with Section 10.1 of the Operating Agreement, and in connection with such dissolution, terminate the Management Agreement.  After the expiration of the Non-Compete Period, the Grantors may engage in any Competing Activity and shall give the other Members written notice of such Competing Activity within fifteen (15) business days after the consummation of such transaction.

2.           ARVO Committee.

(a)           Promptly after the effective date of this Agreement, the Board of Managers of the Company shall form a committee (the "ARVO Committee") of the Board of Managers consisting of one Manager nominated by each of Euroseas, Paros and All Seas.  The unanimous affirmative vote or written consent of the ARVO Committee members then serving as members of the ARVO Committee shall be necessary for any, and shall constitute an ARVO Committee resolution.  All resolutions of the ARVO Committee in its capacity as representatives of Euroseas, Paros and All Seas shall be final and binding on all parties hereto.  The ARVO Committee shall meet during each quarterly meeting of the Company, and at such other times as are necessary to fulfill its duties hereunder.  Meetings of the ARVO Committee may be conducted in person, telephonically or through the use of other communications equipment that allows all individuals participating in the meeting to communicate with each other.

(b)           At each quarterly meeting of the Company, the ARVO Committee shall meet to discuss any potential conflicts between the Company and the Grantors arising from Opportunities (as defined in Section 6 below).  Each member of the ARVO Committee shall act in good faith to resolve all conflicts among the parties hereto regarding Opportunities.

3.           Vessel Acquisitions.

(a)           Each of the Grantors hereby agrees that, from the date hereof and until the expiration of the Commitment Period, it will notify the Company prior to any acquisition or proposed acquisition (including a conditional sales agreement or similar transaction, a "Proposed Acquisition") by it, or any of its Affiliates, of any drybulk carrier or container ship (including an entity owning such drybulk carrier or container ship, a "Vessel") by delivering a written notice (an "Acquisition Notice") to the Company, advising the Company of the details of the Proposed Acquisition of a Vessel, including its terms, and offering to permit the Company to acquire the Vessel.  For purposes of this Agreement, an "Affiliate" means, with respect to (i) each of the Grantors, any entity for which the Grantor has the power to direct or cause the direction of the management and policies of such entity, whether by ownership of equity securities, contract or otherwise, or (ii) a Grantor that is a natural person, a member of such Grantor's immediate family, which shall include such Grantor's spouse, children or a trust, corporation, partnership or limited liability company, all of the beneficial interests of which are held by such Grantor or one or more members of such Grantor's immediate family.

(b)           Within seven (7) business days after receipt of an Acquisition Notice, the Company will have the right, but not the obligation, to deliver to the applicable Grantor a written notice (an "Acquisition Response Notice") that states whether the Company wishes to pursue the opportunity to purchase the Vessel described in the Acquisition Notice upon the terms stated therein subject to the negotiation and execution of a memorandum of agreement.  If the Company wishes to pursue the opportunity to purchase the Vessel, the Company will have thirty (30) days after delivery of its Acquisition Response Notice to execute a memorandum of agreement to complete the Proposed Acquisition.  If the seller of the Vessel does not provide reasonable cooperation to the Company, such that the Proposed Acquisition cannot be consummated by the Company, the Grantor that delivered such Acquisition Notice shall, upon the request of the Company and provided the seller is willing to sell such Vessel to the Grantor, purchase the Vessel and re-sell the Vessel to the Company on substantially the same terms applicable to the purchase by the Grantor, plus any actual out-of-pocket costs to the Grantor of the Vessel's acquisition from the seller and delivery to the Company plus any actual out-of-pocket costs of the Grantor or its Affiliates carrying the Vessel since its acquisition until its delivery to the Company.  If the Company delivers a response declining to exercise its right to pursue such opportunity to purchase or fails to deliver an Acquisition Response Notice, either within the aforementioned seven (7) business days, then the Company will be deemed to have declined to purchase the Vessel and the applicable Grantor or any of its Affiliates will have the right to purchase, own and operate the same; provided, that such purchase must be on terms not more favorable, in any material respect, to the applicable Grantor or any of its Affiliates, than the terms set forth in the Acquisition Notice and such memorandum of agreement must be completed within thirty (30) days of the delivery of the Acquisition Notice; provided further, that if, following the Company's rejection of such Proposed Acquisition or the Company's failure to deliver an Acquisition Response Notice within the aforementioned seven (7) business days, the terms of such Proposed Acquisition are made more favorable, in any material respect, to the applicable Grantor or any of its Affiliates, than the terms set forth in the Acquisition Notice, such Grantor or its applicable Affiliate shall deliver a new Acquisition Notice to the Company pursuant to Section 3(a).  In addition, if the Company timely delivers an Acquisition Response Notice stating its intent to pursue such opportunity to purchase the Vessel but does not thereafter enter into a memorandum of agreement to acquire the Vessel within such thirty (30)-day period, then the applicable Grantor or any of its Affiliates will have the right to purchase, own and operate the same; provided, that such purchase must be on terms not more favorable, in any material respect, to the applicable Grantor or any of its Affiliates, than the terms set forth in the Acquisition Notice and such purchase must be completed within sixty (60) days of the delivery of the Acquisition Notice.  The Company will have the right to designate any other entity to acquire the Vessel so long as such entity is a wholly-owned subsidiary of the Company.  The Company will have no right to assign its rights hereunder except as provided in this Section 3.

4.           Vessel Dispositions.

(a)           In the event any Grantor or its Affiliates wishes to dispose of a Similar Vessel (as hereinafter defined) to that of the Company, such Grantor or its Affiliate that wishes to sell will provide prior written notice to the Company, advising the Company of the details of the proposed vessel disposition (including the disposition of any entity owning such vessel or by way of a conditional sales agreement or similar agreement).  As used in this Agreement, "Similar Vessel" shall mean (i) any drybulk vessel which can be reasonably determined in good faith to be substantially similar to a drybulk vessel owned by the other party or any of such party's subsidiaries, provided that no drybulk vessel shall be deemed to be substantially similar to another drybulk vessel if such vessels differ (A) in age by more than five (5) years, or (B) in dwt by more than 20%, or (C) in whether the vessel is geared or not geared, and (ii) any container ship which can be reasonably determined in good faith to be substantially similar to a container ship owned by the other party or any of such party's subsidiaries, provided that no container ship shall be deemed to be substantially similar to another container ship if such vessels differ (A) in age by more than five (5) years, or (B) in nominal TEU (twenty foot equivalent unit) by more than 20%, or (C) in whether the vessel is geared or not geared.

(b)           In the event any of (i) Grantor or its Affiliates or (ii) the Company receives an inquiry from a third-party regarding such third-party's potential purchase of a Similar Vessel, the party that receives such inquiry (the "Disposing Party") will provide written notice (a "Disposition Notice") to the other parties, advising such other parties of the details of the proposed vessel disposition (including the disposition of any entity owning such vessel or by way of a conditional sales agreement or similar agreement, a "Vessel Disposition Opportunity").  Upon receipt of a Disposition Notice, the receiving party shall have the right, but not the obligation, to deliver to the Disposing Party within seven (7) business days after receipt of such Disposition Notice a written notice that states that such party wishes to pursue the Vessel Disposition Opportunity described in the Disposition Notice, with a copy of such notice to the other party.  In such circumstances, the parties shall alternate who shall have the right to pursue Vessel Disposition Opportunities, it being agreed that the Company shall have the right to pursue the first such Vessel Disposition Opportunity, with the Grantors having the right to pursue the second Vessel Disposition Opportunity, etc.

5.           Chartering Opportunities.

(a)           In the event there is a chartering opportunity for Similar Vessels of the Grantors or their Affiliates and the Company (including Similar Vessels leased, chartered in or controlled by the Grantors or the Company), such chartering opportunity (hereinafter a "Chartering Opportunity") shall be subject to the terms of this Section 5.  In the event that the ARVO Committee is unable to adopt a resolution regarding either (i) which Similar Vessels are in conflict with respect to Chartering Opportunities or (ii) the method by which such determination shall be made, the parties hereto agree that such dispute shall be submitted to an arbitrator for resolution.  The Board of Managers of the Company shall unanimously approve the appointment of the arbitrator.  The determination of the arbitrator shall be final and binding on all parties hereto.

(b)           In the event that a Chartering Opportunity arises, the party to whom the Chartering Opportunity has been made available shall provide written notice of the details of such Chartering Opportunity (each, a "Chartering Opportunity Notice") to each of the members of the ARVO Committee and all other parties hereto.

(c)           Except where the ARVO Committee has resolved otherwise, the right to pursue a Chartering Opportunity shall be granted to the parties hereto in accordance with the following:

(i)           From the date hereof and until the expiration of the Commitment Period, in the event that the Chartering Opportunity is being considered in connection with a prospective Vessel acquisition by the Company or a Grantor, such party shall have the right to pursue the Chartering Opportunity; and

(ii)           In all other circumstances, the parties shall alternate who shall have the right to pursue such Chartering Opportunity, it being agreed that the Company shall have the right to pursue the first such Chartering Opportunity, with the Grantors having the right to pursue the second Chartering Opportunity, etc.

(d)           Each of the Grantors shall, upon the written request of either Paros or the All Seas Members, provide each member of the ARVO Committee with written notice of the details of all charter agreements entered into by such Grantor with a vessel under the ownership or management of any of the Grantors (whether a Chartering Opportunity or otherwise) during the prior fiscal quarter (each such written notice, a "Grantor Charter Notice").

(e)           Notwithstanding anything to the contrary contained herein, the provisions of this Section 5 shall only be applicable if the potential charterer with respect to a Chartering Opportunity believes there are Similar Vessels and is indifferent about which Similar Vessel to charter.  If, however, such potential charterer prefers a specific vessel (despite there being other Similar Vessels available), then the owner of the preferred vessel shall have the right to charter such vessel and the provisions of this Section 5 shall be inapplicable with respect to such Chartering Opportunity.

(f)           If (i) any of the Grantors or their Affiliates enters into a chartering agreement in violation of Section 5(c) (each such chartering agreement, a "Breaching Agreement") and (ii) any Similar Vessel of the other party is either (A) unemployed or (B) employed on terms less favorable than those provided for in the Breaching Agreement, at any time during the term of such Breaching Agreement, then such party shall indemnify the other party for the lost profits resulting from each day such Similar Vessel remains unemployed during the term of such Breaching Agreement and/or, in the case of a Similar Vessel that is employed on terms less favorable than those provided for in the Breaching Agreement, the difference between the charter rates set forth in the Breaching Agreement and those set forth in such Similar Vessel's then current charter agreement.  Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 5(f) shall be the sole monetary remedy available against a party that violates this Section 5 and enters into a Breaching Agreement.

6.           Manager Voting Requirement.  Notwithstanding anything to the contrary contained herein, (i) none of the Grantors shall (nor shall they permit their Affiliates to) consummate or enter into any definitive agreement to consummate any Proposed Acquisition, Vessel Disposition Opportunity or Chartering Opportunity (each, an "Opportunity" and collectively, the "Opportunities") if (A) the Company elected not to pursue such Opportunity and (B) the Managers designated by Euroseas present at the relevant meeting of the Board of Managers either abstained from voting or voted not to pursue such Opportunity, (ii) Paros shall not (and shall not permit its Affiliates to) consummate or enter into any definitive agreement to consummate any Opportunity if (A) the Company elected not to pursue such Opportunity and (B) the Managers designated by Paros present at the relevant meeting of the Board of Managers either abstained from voting or voted not to pursue such Opportunity, and (iii) none of the All Seas Members shall (nor shall they permit their Affiliates to) consummate or enter into any definitive agreement to consummate any Opportunity if (A) the Company elected not to pursue such Opportunity and (B) the Managers designated by the All Seas Members present at the relevant meeting of the Board of Managers either abstained from voting or voted not to pursue such Opportunity.

7.           Pittas Investments.  Pittas has disclosed to the Company all of his investments in any Person that is engaged in the business of owning shipping vessels (a "Shipping Person") in which he owns greater than five percent (5%) of the securities of such Shipping Person.  Pittas hereby agrees that so long as Euroseas or any of its Affiliates is a member of the Company or any Grantor or its Affiliates has a contract with the Company, Pittas shall orally disclose to the Board of Managers any new investments in any Shipping Person prior to committing to or consummating such investment if, in the event that after making any such investment Pittas would own greater than five percent (5%) of the securities of such Shipping Person.  All information provided to Company pursuant to this Section 7 shall be kept confidential by the Company and shall not be divulged, in whole or in part, to any third party, except as required by applicable law.

8.           Remedies.  If any party fails to perform its obligations under this Agreement, the non-breaching parties shall have any and all rights and remedies in contract law or equity under applicable law.  The parties acknowledge that irreparable damage may occur to the other parties in the event that any provisions of this Agreement were not performed by such other parties or their Affiliates in accordance with the specific terms hereof and that such parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically performance of the terms hereof in addition to any other remedies at law or in equity.  Each party hereto agrees not to question or otherwise challenge the assertion or enforceability of this remedy, in and of itself, as described in this Section 8 by the another party.  In any action or proceeding brought to enforce any provision of this Agreement or any other document or instrument contemplated hereby, or where any provision thereof is validly asserted as a defense, the successful party shall be entitled to recover from the unsuccessful party or parties reasonable attorneys' fees, charges and disbursements in addition to any other available remedy.

9.           No Conflicts.

(a)           Each of the Grantors severally represents and warrants to the Company, Paros and the All Seas Members that except as set forth in Section 9(c) below, none of the execution and delivery of this Agreement by the Grantors, the consummation by the Grantors of the transactions contemplated by this Agreement to be performed by it or compliance by the Grantors with any of the provisions, terms and conditions of this Agreement shall (i) conflict with or result in any violation or breach of any organizational documents applicable to any Grantor or (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any material note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which any Grantor is a party or by which any Grantor or any of its properties or assets may be bound.

(b)           Each of the Grantors hereby agrees that it shall not enter into any agreement or arrangement of any kind with any Person inconsistent with the provisions of this Agreement or for the purpose or with the effect of denying or reducing the rights of the Company, Paros or the All Seas Members under this Agreement.

(c)           Euroseas agrees that to the extent it receives any Opportunity under that certain Right of First Refusal Agreement, dated as of January 26, 2007, it shall provide such Opportunity to the Company in accordance with the terms set forth in this Agreement.

10.           Notices.  All notices, requests, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally, or sent by facsimile or email, or by reputable overnight courier, or prepaid first class, certified or registered mail return receipt requested.  Any such notice, demand or communications shall be deemed to have been duly served immediately (if hand delivered or sent by overnight courier) or upon a confirmation or an acknowledgement response (if sent by facsimile or email) or three days after mailing (if given or made by mailing in the United States to an address in the United States) or seven days after mailing (if made or given to or from an address outside the United States).

Notices to Euroseas will be made as follows:

Euroseas Ltd.
4 Messogiou Street & Evropis St.
151 25 Maroussi Greece
Telephone:  011-30 211 1804005
Facsimile:  011-30 211 1804097
Attention:  Aristides J. Pittas, Chairman, President & CEO

Notices to Eurobulk will be made as follows:

Eurobulk Ltd.
4 Messogiou Street & Evropis St.
151 25 Maroussi Greece
Telephone:  011-30 211 1804000
Facsimile:  011-30 210 1804097
Attention:  Markos Vassilikos, Managing Director

Notices to Eurochart will be made as follows:

Eurochart S.A.
4 Messogiou Street & Evropis St.
151 25 Maroussi Greece
Telephone:  011-30 211 1804000
Facsimile:  011-30 2111804097
Attention:  Aristides J. Pittas, Director & President

Notices to Mr. Aristides J. Pittas will be made as follows:

Mr. Aristides J. Pittas
4 Messogiou Street & Evropis St.
151 25 Maroussi Greece
Telephone:  011-30 211 1804005
Facsimile:  011-30 211 1804097

Notices to the Company will be made as follows:

Euromar LLC
4 Messogiou Street & Evropis St.
151 25 Maroussi Greece
Telephone:  011-30 211 1804005
Facsimile:  011-30 211 1804097
Attention:  President

With copies to:

Eton Park Capital Management, L.P.
399 Park Avenue, 10th Floor
New York, NY 10022
Telephone:  212 756 5392
Facsimile:  646 521 6393

Attention:  Marcy Engel, Chief Operating Officer and GeneralCounsel

and

All Seas Capital LLC
c/o Rhône Capital III L.P.
630 Fifth Avenue, 27th Floor
New York, NY 10111
Telephone:  212 218-6765
Facsimile:  212 218-6789
Attention:  Allison Steiner

11.           Governing Law.  This Agreement and the rights and obligations of the parties hereto will be governed by and construed in accordance with the laws of New York without giving effect to choice of law principles.

12.           Consent to Jurisdiction; Service of Process.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in federal or state courts located in the County of New York, State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of any process, summons, notice or document by U.S. registered mail to its address set forth in Section 10 shall be deemed effective service of process for any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby brought against such party in any such court as set forth in this Section 12.

13.           WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT AND THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

14.           Binding Effect; Assignment.  This Agreement will be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors and permitted assigns.  This Agreement is not assignable by any party without the prior written consent of the other parties except as provided in Section 3 hereof.

15.           Severability.  If any term, covenant or condition of this Agreement is held to be invalid, illegal or unenforceable in any respect, then this Agreement will be construed as if such invalid, illegal, or unenforceable provision or part of a provision had never been contained in this Agreement.

16.           Amendments.  The Agreement may only be amended by written agreement executed by each of the parties hereto.

17.           Entire Agreement.  This Agreement and the other Transaction Documents constitute the entire agreement of the parties with respect to the subject matter hereof and supersede any prior understandings, agreements or representations by or between the parties hereto, written or oral, with respect to such subject matter.

18.           Invalid Provisions.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement shall not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

19.           Further Assurances.  Each party hereto shall cooperate and shall take such further action and shall execute and deliver such further documents as may be reasonably requested by the other party in order to carry out the provisions and purposes of this Agreement.

20.           Waiver.  No waiver by any party of any term or condition of this Agreement, in one or more instances, shall be valid unless in writing, and no such waiver shall be deemed to be construed as a waiver of any subsequent breach or default of the same or similar nature.

21.           Termination of Agreement.  This Agreement shall automatically terminate upon the earlier of (i) termination of the Management Agreement (as defined in the Operating Agreement) and (ii) Euroseas ceasing to be a member of the Company.

22.           Certain Excluded Opportunities.  Notwithstanding anything to the contrary contained herein, Eurochart shall not have any obligation to present any Opportunity to the Company with respect to any Opportunity it transacts on behalf of a party not affiliated with any of the Grantors.

23.           Counterparts.  This Agreement may be executed in multiple counterparts, each of which will be deemed an original and all of such counterparts together will constitute one agreement. To facilitate execution of this Agreement, the parties may execute and exchange counterparts of signature pages by facsimile or electronic delivery.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed or caused this Agreement to be executed as of the date set forth above.

EUROSEAS LTD.

By:
Name: Aristides J. Pittas
Title: Chairman, President & CEO

EUROBULK LTD.

By:
Name: Markos Vassilikos
Title: Managing Director

EUROCHART S.A.

By:
Name: Aristides J. Pittas
Title: Director & President

ARISTIDES J. PITTAS

EUROMAR LLC

By:
Name: Eytan Tigay
Title: Manager

[Signature page to the Agreement Regarding Vessel Opportunities]